UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Grider, III, Arthur P.
   8707 Katy Freeway, Suite 300
   Houston, Texas  77024
2. Issuer Name and Ticker or Trading Symbol
   Trans Global Services Inc.
   TGSI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   August 12, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |8/12/0|A   | |4,160,174         |A  |           |4,160,714          |I     |(1)                        |
                           |2     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |8/12/0|A   | |1,100,000         |A  |           |1,100,000          |I     |(2)                        |
                           |2     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |8/12/0|A   | |1,739,286         |A  |           |1,739,286          |I     |(3)                        |
                           |2     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |      |    | |                  |   |           |1,000,000          |I     |(4)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Mr. Grider is the CEO and controlling person for NAG Financial LLC. He also has voting rights to the 4,160,714 shares pursuant to a voting agreement dated October 3,
2002.
(2) Mr. Grider's wife Rebecca Dunn indirectly owns 1,100,000 shares of which Ms. Dunn acts as custodian under UGMA for their grandchildren and another 50,000 shares are held by Ms Dunn indirectly in trust for her daughter.
 Mr. Grider disclaims beneficial interest in these shares, but he has voting rights pursuant to a voting agreement, dated October 3, 2002.
(3) Mr. Grider indirectly holds the voting rights for 1,739,286 shares owned by non-affiliated persons who have signed a voting agreement, dated
October 3,
2002.
(4) Mr. Grider indirectly holds the voting rights for 1,000,000 shares owned by Phoenix Marketing Services, Inc ("Phoenix"), pursuant to a voting agreement, dated October 3, 2002. Phoenix is no longer a 10% stockholder or a reporting person.
SIGNATURE OF REPORTING PERSON
Arthur P. Grider, III
DATE
November 1, 2002